Exhibit 21.1
LIST OF SUBSIDIARIES

Name	Jurisdiction

Hutchinson Technology Asia, Inc.	Minnesota
Hutchinson Technology Service (Wuxi) Co., Ltd.	People’s Republic of China
Hutchinson Technology (Thailand) Co., Ltd.	Thailand